EXHIBIT 99.53

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

February 26, 2002
TSE Symbol: GAM
Press Release #6-2002	Issued: 28,724,316 Shares

GAMMON LAKE RESOURCES RETAINS MEDIA AND INVESTOR RELATIONS FIRM

Gammon Lake Resources Inc. (TSE:GAM) is pleased to announce today that it has engaged Michael Baybak Inc. of La Ca&ntidle;ada, California to provide focused financial relations, media relations and market development consulting services to Gammon Lake.

The Baybak firm will focus primarily on liaising with and familiarizing institutional and retail investors and newsletter publications in regard to Gammon Lake and will develop focused marketing programs across North America for the Company and its principal property at Ocampo, Chihuahua State Mexico. The firm has provided investment, media relations and marketing services to a diversified North American clientele of financial advisors and public companies since 1979.

Commenting upon Gammon Lake, Mr. Baybak, President of the firm said “In our opinion Gammon Lake Resources represents an exceptional opportunity in today’s market place for the North American investor community, especially that segment which specializes in high quality mining exploration issues.”

The Baybak firm’s work will commence immediately.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.